Fuwei Films Announces Its Unaudited Financial Results for the Second quarter of 2012

-Teleconference to be Held on Tuesday, August 21, 2012 at 9:00 am EDT-

BEIJING, August 20, 2012 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the second quarter of 2012 ended June 30, 2012.

Highlights

▪	Net sales for the second quarter were RMB92.4 million (US$14.5 million), compared with RMB137.3 million in the same period of 2011.

▪	Net loss attributable to the Company for the second quarter was RMB11.9 million (US$1.9 million), compared with net income attributable to the Company of RMB6.1 million in the same period of 2011.

▪	Net cash provided by operating activities during the first six months was RMB82.1 million (US$12.9 million), compared with net cash used in operating activities RMB9.4 million in the same period of 2011.

▪	Basic and diluted net loss per share for the second quarter was RMB0.91 (US$0.14), compared with basic and diluted earnings per share of RMB0.47 in the same period of 2011.

Mr. Xiaoan He, Chairman and CEO of the Company, said, “Fuwei Films has made significant progress in the construction of our third production line for thick films. As of July 2012, all of the equipment of Dornier has arrived at our factory and we have begun installation. If all goes as planned and we can obtain additional funding, we believe that by the end of October 2012, we may be able to complete installation and start trial operations of the line by the end of the year. We have started the R&D for our thick films to be manufactured by this production line including high performance electric insulation film, base film for solar backsheet and TFT-LCD optical films.”

Second quarter of 2012 Results

Revenues for the second quarter ended June 30, 2012 were RMB92.4 million (US$14.5 million), compared with RMB137.3 million in the same period of 2011, which was an decrease of RMB44.9 million, or 32.7% compared with the second quarter of 2011. The decrease in sales was mainly due to the significant decrease in sales prices compared to the same period in 2011 arising from stronger competition attributable to increased capacity in China and overseas.

Overseas sales during the second quarter ended June 30, 2012 were RMB20.1 million (US$3.2 million) or 21.8% of total revenues, compared with RMB43.1 million or 31.4% of total revenues in the same period of 2011. The decrease in overseas sales was mainly due to the significant decrease of overseas market demand and decrease in sales prices compared with the same period last year.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended June 30, 2012 and 2011 (amounts in thousands):

	Three-Month Period Ended
	June 30,2012			June 30,2011
	RMB	US$	% of Total	RMB	% of Total
Sales in China	72,279	11,377	78.2%	94,189	68.6%
Sales in other countries	20,145	3,171	21.8%	43,127	31.4%

Total	92,424	14,548	100.0%	137,316	100.0%

Gross profit was RMB1.9 million (US$0.3 million) for the second quarter of 2012, compared with RMB22.5 million in the same period of 2011. Gross margin was 2.0%, compared with 16.4% in the second quarter of 2011. This was mainly due to the decrease in sales price largely exceeding those in raw material during the second quarter ended June 30, 2012 compared with the same period in 2011.

Operating expenses for the second quarter of 2012 was RMB12.1 million (US$1.9 million), compared with RMB12.2 million in the second quarter of 2011, which was comparable when compared to the same period in 2011.

Operating loss for the second quarter of 2012 was RMB10.3 million (US$1.6 million), compared with operating income of RMB10.3 million in the same period of 2011.

Net loss attributable to the Company for the second quarter of 2012 was RMB11.9 million (US$1.9 million), compared with net income attributable to the Company of RMB6.1 million in the second quarter of 2011.

Basic and diluted net loss per share was RMB0.91 (US$0.14), compared with basic and diluted earnings per share of RMB0.47 in the second quarter of 2011.

Total shareholders’ equity was RMB546.6 million (US$86.0 million) as of June 30, 2012, compared with RMB573.7 million as of December 31, 2011.

As of June 30, 2012, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Tuesday, August 21, 2012, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account#: 286 and Conference ID: 398549. The replay will be available until September 21, 2012, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the possible delisting of the Company’s ordinary shares from the NASDAQ Global Market; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Miss Lysander Lee

Investor Relations Officer

Phone: +86 133 615 59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Phone: +1-646-284-9472
Email: leslie.wolf-creutzfeldt@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(amounts in thousands except share and per share value)

(Unaudited)

	June 30, 2012		December 31, 2011
	US$	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	40,925	6,442	44,172
Restricted cash	40,033	6,301	102,212
Accounts and bills receivable, net	23,184	3,649	52,457
Inventories	41,830	6,584	41,774
Advance to suppliers	6,510	1,025	8,808
Prepayments and other receivables	19,994	3,147	31,172
Deferred tax assets - current	1,253	197	1,309
Total current assets	173,729	27,345	281,904

Plant, properties and equipment, net	253,049	39,831	277,119
Construction in progress	120,945	19,037	119,647
Lease prepayments, net	19,785	3,114	20,047
Advance to suppliers - long term	160,190	25,215	62,799
Goodwill	10,276	1,618	10,276
Long-term deposit	16,760	2,638	16,760
Deferred tax assets - non current	1,552	244	1,622

Total assets	756,286	119,042	790,174

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	120,000	18,889	168,501
Accounts payables	21,204	3,338	19,317
Notes payable	33,110	5,212	-
Advance from customers	17,958	2,827	11,876
Accrued expenses and other payables	6,417	1,010	5,798
Total current liabilities	198,689	31,276	205,492
Long-term loan	10,000	1,574	10,000
Deferred tax liabilities	1,806	284	1,811

Total liabilities	210,495	33,134	217,303

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,097	13,323
Additional paid-in capital	311,907	49,096	311,907
Statutory reserve	37,441	5,893	37,441
Retained earnings	182,724	28,762	209,768
Cumulative translation adjustment	1,204	187	1,230
Total shareholders’ equity	546,599	86,035	573,669
Non-controlling interest	(808)	(127)	(798)
Total equity	545,791	85,908	572,871
Total liabilities and equity	756,286	119,042	790,174

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2012		2011	2012		2011
	RMB	US$	RMB	RMB	US$	RMB
Net sales	92,424	14,548	137,316	183,435	28,874	311,470
Cost of sales	90,543	14,252	114,789	184,580	29,054	243,807

Gross margin	1,881	296	22,527	(1,145)	(180)	67,663

Operating expenses
Selling expenses	4,678	736	4,945	8,764	1,380	9,039
Administrative expenses	7,469	1,176	7,242	13,817	2,175	18,878
Total operating expenses	12,147	1,912	12,187	22,581	3,555	27,917

Operating (loss) income	(10,266)	(1,616)	10,340	(23,726)	(3,735)	39,746

Other income (expense)
- Interest income	1,851	291	525	2,509	395	1,076
- Interest expense	(3,332)	(524)	(2,427)	(6,057)	(953)	(4,727)
- Others income (expense), net	(78)	(12)	(132)	349	55	(236)

Total other expense	(1,559)	(245)	(2,034)	(3,199)	(503)	(3,887)

(Loss) income before provision for income taxes	(11,825)	(1,861)	8,306	(26,925)	(4,238)	35,859

Provision for income taxes	(90)	(14)	(2,191)	(121)	(19)	(6,104)

Net (loss) income	(11,915)	(1,875)	6,115	(27,046)	(4,257)	29,756

Net (loss) income attributable to noncontrolling interests	1	0	(5)	(2)	0	(9)
Net (loss) income attributable to the Company	(11,916)	(1,875)	6,120	(27,044)	(4,257)	29,764

Other comprehensive income
- Foreign currency translation adjustments attributable to noncontrolling interest	(8)	(1)	12	(8)	(1)	17
- Foreign currency translation adjustments attributable to the Company	(18)	(3)	18	(26)	(4)	6

Comprehensive income (loss) attributable to non-controlling interest	(7)	(1)	7	(10)	(1)	8
Comprehensive (loss) income attribute to the Company	(11,934)	(1,878)	6,138	(27,070)	(4,261)	29,770

(Loss) earnings per share, Basic and diluted	(0.91)	(0.14)	0.47	(2.07)	(0.33)	2.28
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2012		2011
	RMB	US$	RMB
Cash flow from operating activities
Net (loss) income	(27,046)	(4,257)	29,756
Adjustments to reconcile net income to net cash
(used in)provided by operating activities
- Gain on disposal of property, plant and equipment	(35)	(6)	-
- Depreciation of property, plant and equipment	24,346	3,832	18,868
- Amortization of intangible assets	227	36	227
- Deferred income taxes	121	19	664
- Bad debt (recovery) expense	(375)	(59)	(5,638)
Changes in operating assets and liabilities
- Accounts and bills receivable	29,840	4,697	(9,130)
- Inventories	(56)	(9)	9,360
- Advance to suppliers	2,298	362	5,605
- Prepaid expenses and other current assets	28,976	4,561	(23,184)
- Accounts payable	1,986	313	4,032
- Accrued expenses and other payables	328	52	(8,153)
- Note payable	33,110	5,212	-
- Advance from customers	6,083	958	(27,983)
- Tax payable	(17,715)	(2,788)	(3,816)

Net cash provided by (used in) operating activities	82,088	12,923	(9,392)

Cash flow from investing activities
Purchases of property, plant and equipment	(556)	(88)	(33,556)
Restricted cash related to trade finance	62,180	9,788	(87,383)
Advanced to suppliers - non current	(97,391)	(15,330)	(1,329)
Amount change in construction in progress	(1,298)	(204)	27,495
Proceeds from sale of property, plant and equipment	250	39	-

Net cash used in investing activities	(36,815)	(5,795)	(94,773)

Cash flow from financing activities
Principal payments of short-term bank loans	(168,501)	(26,523)	(7,000)
Proceeds from short-term bank loans	120,000	18,889	18,501

Net cash (used in) provided by financing activities	(48,501)	(7,634)	11,501

Effect of foreign exchange rate changes	(19)	(70)	(116)

Net increase in cash and cash equivalent	(3,247)	(576)	(92,780)

Cash and cash equivalent
At beginning of period	44,172	7,018	171,227
At end of period	40,925	6,442	78,446

SUPPLEMENTARY DISCLOSURE:
Interest paid	6,057	953	4,727
Income tax paid	-	-	8,456

During the period ended June 30, 2012, the Company acquired equipment by incurring accounts payable in the amount of:	1,711	269	-